UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number 1-8036

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEST PHARMACEUTICAL SERVICES, INC.
101 GORDON DRIVE
LIONVILLE, PA  19341
610-594-2900

REQUIRED INFORMATION

Items
1 to 3.	Not required; see Item 4 below.

4.	The following are furnished for the Plan:

(a) The Tech Group Puerto Rico, Inc. Savings and Retirement Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and is, therefore, filing Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

(b) A written consent of the accountant.

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
For the Years Ended December 31, 2011 and 2010

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the
Tech Group Puerto Rico, Inc.
Savings and Retirement Plan

        We have audited the accompanying statements of net assets available for benefits of the Tech Group Puerto Rico, Inc. Savings and Retirement Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tech Group Puerto Rico, Inc. Savings and Retirement Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 26, 2012

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Investments, at fair value (Note E)	$1,890,854	$-

Cash, unallocated	-	1,792,270

Receivables:
Employer contributions	1,945	-
Notes receivable from participants	178,335	288,695
Total receivables	180,280	288,695
Total assets	2,071,134	2,080,965

LIABILITIES:
Excess contributions payable	2,200	7,164
Other	-	1,282
Total liabilities	2,200	8,446

Net assets available for benefits	$2,068,934	$2,072,519

The accompanying Notes are an integral part of these statements.

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

Additions:
Interest and dividend income, investments	$49,364	$-
Interest income on notes receivable from participants	10,603	12,442
Contributions:
Employer	108,234	111,050
Participant	159,287	160,726
Net (depreciation) appreciation in fair value of investments (Note D)	(76,809)	198,636
Total additions	250,679	482,854

Deductions:
Benefits paid	252,938	79,863
Plan expenses	1,326	15,509
Total deductions	254,264	95,372

Net (decrease) increase	(3,585)	387,482

Net assets available for plan benefits:
Beginning of the year	2,072,519	1,685,037
End of the year	$2,068,934	$2,072,519

The accompanying Notes are an integral part of these statements.

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE A - Description of Plan

The following description of the Tech Group Puerto Rico, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s current provisions.

General
The Plan is a defined contribution plan that was established January 1, 1993, and subsequently amended. The Plan is available to eligible full-time employees of the Tech Group Puerto Rico, Inc. (the “Employer”) who have completed three months of service and are at least eighteen years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Master Trust
Effective January 3, 2011, West Pharmaceutical Services, Inc. entered into an agreement with Vanguard Fiduciary Trust Company (“VFTC”) to form a master trust (“Master Trust”) to hold certain investments of the Plan and the West Pharmaceutical Services, Inc. 401(k) Plan on a commingled basis, for investment purposes only. The sole investment in the Master Trust is West Pharmaceutical Services, Inc. common stock (the “West Stock Fund”). No participants elected to invest in this fund during 2011.

Contributions
Effective January 1, 2011, participants may contribute up to 50% of pre-tax annual compensation and 10% of after-tax annual compensation with no combined limit, subject to Puerto Rico Internal Revenue Code of 1994 ("PR Code") limitations. Prior to January 1, 2011, participants could make pre-tax contributions in accordance with the PR Code, without percentage of compensation limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Employer matches 100% of the first 3% of base compensation that a participant contributes to the Plan and 50% of the next 2% of contributions. Effective January 1, 2011, participants are immediately eligible for the matching contribution. Prior to January 1, 2011, participants were eligible for the matching contribution upon completion of one year of service.

Investments
Prior to December 31, 2010, participants could direct employer and employee contributions in any of the investment options managed by Transamerica Life Insurance Company (“Transamerica”). On December 31, 2010, the Plan’s investments were liquidated and placed into a cash account in preparation for a change in custodian.  The cash was unallocated to the participants on December 31, 2010.

Effective January 3, 2011, The Vanguard Group, Inc. (“Vanguard”) was appointed as the custodian of the Plan. The Plan’s cash balance was transferred that same day and was immediately invested in mutual funds offered by Vanguard, as directed by the participants.

The Plan offers twenty-four mutual funds and the West Stock Fund as investment options for participants. Participants may not allocate future contributions to, or make purchases into, the West Stock Fund if their current balance in the fund exceeds 20% of their total account balance.

Participants may change or transfer their investment options at any time. Company matching contributions are invested according to the investment allocations made for participant contributions.

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE A - Description of Plan – continued

Participant Accounts
Individual accounts are maintained for each Plan participant. Each account is self-directed and is credited with the participant’s contribution, the Employer’s contribution and an allocation of Plan earnings (losses), and charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions and Employer matching contributions plus earnings thereon.

Notes Receivable from Participants
The notes receivable from participants balance was transferred in-kind from Transamerica to Vanguard in January 2011.

Participants may borrow from their fund accounts a maximum amount equal to the lesser of $50,000 or 50% of the vested portion of their account balances. The loans are secured by the balance in the participant's account. Loan terms generally range from one to five years, except for loans to purchase a principal residence which may be repaid over fifteen years, and bear interest at the prevailing interest rate determined by the Plan Administrator on the date the loan is made. At December 31, 2011 and 2010, interest rates on outstanding loans ranged from 4.25% to 9.25%. Principal and interest are paid ratably through payroll deductions.

Benefits
Benefits are payable upon termination of a participant's employment, or termination of service due to death, disability or retirement. Participants may make annual in-service withdrawals of after-tax and rollover contributions, and matching contributions that have been in the Plan for at least two years. Effective January 1, 2011, participants may also make in-service withdrawals after attaining age 59 ½ or upon a hardship. Generally, any benefit due shall be paid as soon as administratively feasible.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition
The Plan's investments are stated at fair value (see Note E). Purchases and sales of investments are recorded on a trade-date basis. The Plan presents in the statements of changes in net assets available for benefits the net (depreciation) appreciation in the fair value of its investments which consists of both realized and unrealized gains and losses.

Dividend income is recorded on the ex-dividend date. Capital gains distributions are included in dividend income. Interest income is accrued when earned.

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE B - Summary of Significant Accounting Policies – continued

Payment of Benefits
Benefits are recorded when paid. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan document.

Plan Expenses
Certain expenses of the Plan are paid by the Employer.

Recently Adopted Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance requiring new disclosures about significant transfers into and out of Level 1 and Level 2 fair value measurements and clarifying existing fair value disclosures regarding the level of disaggregation, as well as inputs and valuation techniques used to measure fair value. In addition, the guidance requires information to be disclosed on a gross basis related to purchases, sales, issuances and settlements in the Level 3 reconciliation. This guidance was effective for annual periods beginning after December 15, 2010. The adoption of this guidance did not have a material impact on the Plan’s financial statements.

New Accounting Pronouncements
In May 2011, the FASB issued guidance to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. It also changes certain fair value measurement principles and expands the disclosures for fair value measurements that are estimated using significant unobservable inputs. This guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. Management does not expect this adoption to have a material impact on the Plan’s financial statements.

NOTE C - Investment Contracts with Insurance Companies

Prior to December 31, 2010, the Plan had a group annuity contract with Transamerica. Transamerica maintained the investment portfolio and all contributions in pooled separate accounts.

Contributions allocated to pooled separate accounts were held in a sub-account of a separate account, which invested solely in shares of an underlying externally managed mutual fund and which were segregated from the other assets of Transamerica. These accounts were credited with actual earnings on the underlying investments and charged for Plan withdrawals and administrative maintenance expenses charged by Transamerica that were not paid for by the Plan Sponsor. The investments in pooled separate accounts were not considered fully benefit-responsive and were included in the financial statements at fair value.

NOTE D – Investments

Investments that represented 5% or more of the Plan's net assets as of December 31, 2011 were as follows:

2011
Templeton Foreign Fund	$176,174
Vanguard 500 Index Fund Investor Shares	208,342
Vanguard Capital Opportunity Fund Investor Shares	120,358
Vanguard Extended Market Index Fund Investor Shares	166,971
Vanguard Prime Money Market Fund	140,908
Vanguard Target Retirement 2020 Fund	256,345
Vanguard Total Bond Market Index Fund Investor Shares	342,163

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE D – Investments - continued

As discussed in Note A, the Plan’s investments were liquidated and placed into a cash account on December 31, 2010 in preparation for the change in custodian.

During 2011 and 2010, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value as follows:

	2011	2010
Mutual funds	$(76,809)	$-
Pooled separate accounts	-	198,636
	$(76,809)	$198,636

NOTE E - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The following fair value hierarchy classifies the inputs to valuation techniques used to measure fair value into one of three levels:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the reporting entity’s own assumptions.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table summarizes the Plan’s investments that are measured at fair value on a recurring basis:

	Basis of Fair Value Measurements			Balance at December 31,
	Level 1	Level 2	Level 3	2011
Mutual funds:
Small cap	$25,595	$-	$-	$25,595
Mid cap	327,732	-	-	327,732
Large cap	383,140	-	-	383,140
International	176,174	-	-	176,174
Balanced	495,142	-	-	495,142
Bond	342,163	-	-	342,163
Money market	140,908			140,908
Total assets at fair value	$1,890,854	$-	$-	$1,890,854

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE E - Fair Value Measurements - continued

On December 31, 2010, the Plan’s investments were liquidated and placed into a cash account in preparation for the change in custodian.

Following is a description of the valuation methodology used for assets measured at fair value.

Mutual funds: Valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

NOTE F - Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE G - Related Party Transactions

Effective January 3, 2011, the Plan invests in shares of mutual funds managed by Vanguard, an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as custodian for only those investments as defined by the Plan. Prior to December 31, 2010, certain plan investments were investment contracts with Transamerica. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, common stock transactions and loans to participants qualify as party-in-interest transactions.

NOTE H - Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, participants' accounts will be distributed in accordance with the provisions of the Plan.

NOTE I - Tax Status

The Plan obtained its latest determination letter on September 17, 1993, in which the Puerto Rico Department of Treasury (“Treasury”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the PR Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the PR Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or Treasury. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there were no uncertain positions taken or expected to be taken that require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

TECH GROUP PUERTO RICO, INC.
SAVINGS AND RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	PLAN EIN: 86-0640193
	PLAN NUMBER: 001

	Identity of Issue	Description	Current Value
	Franklin Balance Sheet Investment Fund	Mutual Fund	$40,403
	Templeton Foreign Fund	Mutual Fund	176,174
*	Vanguard 500 Index Fund Investor Shares	Mutual Fund	208,342
*	Vanguard Capital Opportunity Fund Investor Shares	Mutual Fund	120,358
*	Vanguard Explorer Fund Investor Shares	Mutual Fund	25,595
*	Vanguard Extended Market Index Fund Investor Shares	Mutual Fund	166,971
*	Vanguard Growth and Income Fund Investor Shares	Mutual Fund	3,116
*	Vanguard Morgan Growth Fund Investor Shares	Mutual Fund	79,949
*	Vanguard Prime Money Market Fund	Mutual Fund	140,908
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	90,447
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	1,322
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	256,345
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	6,934
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	29,066
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	7,170
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	2,620
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	10,861
*	Vanguard Target Retirement Income	Mutual Fund	53,963
*	Vanguard Total Bond Market Index Fund Investor Shares	Mutual Fund	342,163
*	Vanguard Wellington Fund Investor Shares	Mutual Fund	36,414
*	Vanguard Windsor II Fund Investor Shares	Mutual Fund	91,733
*	Participant Loans	4.25% - 9.25%	178,335
			$2,069,189

*	Party-in-interest

	Cost has been omitted, as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TECH GROUP PUERTO RICO, INC. SAVINGS AND RETIREMENT PLAN

By: /s/ William J. Federici
William J. Federici
Vice President and Chief Financial Officer
Plan Administrator

Date:  June 27, 2012

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm